Westshore Terminals Income Fund
First Quarter Report
For the three months ended March 31, 2007

The earnings and distributable cash of Westshore Terminals Income Fund (the "Fund") are wholly dependent on the results of Westshore Terminals Limited Partnership ("Westshore"). Westshore's results are determined largely by the volume of coal shipped by its coal mine customers for sale in the export market, the rates charged by Westshore and Westshore's costs. Westshore's throughput charges for approximately half of the coal it handles are calculated at present by reference to coal prices. Lower prices for hard coking coal resulted in Elk Valley Coal Partnership (the "Coal Partnership"), which is Westshore's principal customer, achieving lower average settlement prices for the 2006/07 coal year (ending March 31, 2007) compared to the 2005/06 coal year. For the 2007/08 coal year, reference prices that are publicly available to date are approximately US$91 per tonne, down approximately 15% from prices of approximately US$107 in the 2006/07 coal year. The weighted average price of 2007 calendar year coal sales by the Coal Partnership is expected to be approximately US$96 per tonne, down from US$113 in 2006. As Westshore has some exposure to fluctuations in exchange rates (as a result of pricing mechanisms under its customer contracts), Westshore engages in periodic currency hedging arrangements to provide some partial shielding from material short-term swings in the CDN/US dollar exchange rate.

Westshore Terminals Income Fund
– Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis refers to certain measures other than those prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. They are however determined by reference to the Fund's financial statements. These non-GAAP measures are discussed because the Fund believes that they provide investors with valuable information in understanding the results of the Fund's operations and financial position. The unaudited financial results along with management's discussion and analysis contained in this report should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Fund's Annual Report for the year ended December 31, 2006. The date of this management's discussion and analysis and results of operations is May 4, 2007.

The following table sets out selected consolidated financial information for the Fund for the quarter ended March 31, 2007. As at May 4, 2007, following the completion of a $40 million equity offering which closed in March 2007 and resulted in the issuance of an additional 3,868,905 units, the Fund has 74,250,016 issued and outstanding trust units.

(In thousands of dollars except per unit amounts)	**Three Months Ended March 31, 2007 $**	**Three Months Ended March 31, 2006 $**
REVENUE		
Coal	36,553	38,463
Other	1,058	858
	37,611	39,321
EXPENSES		
Operating	17,113	15,739
Administrative	1,947	1,739
	19,060	17,478
Earnings before depreciation	**18,551**	**21,843**
Depreciation	5,553	5,405
Net earnings for the period	**12,998**	**16,438**
Net earnings per trust unit	**0.175**	**0.234**
Distributable Cash (1)	**18,303**	**20,803**
Distributions declared	**19,305 (2)**	**20,410**
Distributions declared per trust unit	**0.260**	**0.290**

The following tables set out selected consolidated financial information for the Fund on a quarterly basis for the last eight quarters.

(In thousands of dollars except per unit amounts)	**Three Months Ended**			
	Mar 31, 2007 $	**Dec 31, 2006 $**	**Sep 30, 2006 $**	**Jun 30, 2006 $**
Revenue				
Coal	36,553	41,067	36,741	41,583
Other	1,058	(1,212)	1,184	2,869
	37,611	39,855	37,925	44,452
Expenses				
Operating	17,113	16,287	17,980	15,256
Administration	1,947	2,700	1,857	2,577
	19,060	18,987	19,837	17,833
Earnings before depreciation and income taxes	**18,551**	**20,868**	**18,088**	**26,619**
Depreciation	5,553	5,470	5,405	5,404
Earnings before income taxes	**12,998**	**15,398**	**12,683**	**21,215**
Recovery of income taxes	-	-	9	-
Net earnings for the period	**12,998**	**15,398**	**12,692**	**21,215**
Net earnings per trust unit	**0.175**	**0.219**	**0.180**	**0.301**
Cash Distributions declared(1)	**19,305 (2)**	**23,578**	**21,818**	**19,003**
Cash Distributions per unit	**0.260 (2)**	**0.335**	**0.310**	**0.270**
Distribution of units in lieu of cash	**-**	**6,194**	**-**	**-**
Distribution of units in lieu of cash per unit	**-**	**0.088**	**-**	**-**

(1) Refer to page 6 for a comparison of cash distributions to distributable cash.

(2) Includes an extraordinary distribution of $0.035. Refer to page 6.

(In thousands of dollars except per unit amounts)	Three Months Ended			
	Mar 31, 2006 $	Dec 31, 2005 $	Sep 30, 2005 $	Jun 30, 2005 $
Revenue				
Coal	38,463	43,523	46,063	43,969
Other	858	1,898	4,190	(1,622)
	39,321	45,421	50,253	42,347
Expenses				
Operating	15,739	16,436	16,762	17,237
Administration	1,739	2,077	4,109	1,562
	17,478	18,513	20,871	18,799
Earnings before depreciation and income taxes	**21,843**	**26,908**	**29,382**	**23,548**
Depreciation	5,405	6,224	5,728	5,728
Earnings before income taxes	**16,438**	**20,684**	**23,654**	**17,820**
Recovery of (provision for) income taxes	-	42,267	(446)	(1,239)
Net earnings for the period	**16,438**	**62,951**	**23,208**	**16,581**
Net earnings per trust unit	**0.234**	**0.894**	**0.330**	**0.236**
Cash Distributions declared(1)	**20,410**	**27,097**	**26,745**	**14,076**
Cash Distributions per unit	**0.290**	**0.385**	**0.380**	**0.200**
Distribution of units in lieu of cash	**-**	**1,540**	**-**	**-**
Distribution of units in lieu of cash per unit	**-**	**0.022**	**-**	**-**

(1) Refer to page 6 for a comparison of cash distributions to distributable cash.

Results of Operations

In the first quarter of 2007, Westshore shipped 4.5 million tonnes of coal, compared with 4.4 million tonnes shipped during the same period in 2006. Low shipment levels during the first quarter of 2007 were due to low shipments from Westshore's primary customer the Coal Partnership, partly as a result of adverse weather conditions during Q1 2007. Based on information currently available, Westshore is anticipating approximately similar volume levels in 2007 as a whole compared to 2006, at a lower average loading rate.

Coal loading revenue decreased by 5% to $36.6 million in the first quarter of 2007 from $38.5 million in the first quarter of 2006. The decrease in revenue was due to a decrease in the average loading rate, offset by a slight increase in volumes. The average loading rate in the first quarter of 2007 was $8.10 per tonne compared to $8.83 per tonne for the same period in 2006. Lower rates in Q1 2007 reflect the lower coal prices for the 2006/07 coal contract year, ended March 31, 2007 compared to the 2005/06 coal year.

Other revenue increased from $858,000 in the first quarter of 2006 to $1,058,000 in the first quarter of 2007. Unrealized hedging losses were $1.3 million in the three months ended March 31, 2007, compared to unrealized losses of $1.7 million in the first quarter of 2006. Realized hedging gains in the first quarter of 2007 decreased by $0.1 million from the first quarter in 2006. (See "Currency Fluctuations"). Train detention costs in the first quarter of 2007 were $0.2 million as compared to a $.02 million recovery in the first quarter of 2006. The Q1 2007 costs are at more common historical levels compared to the unusually low prior year net cost. Demurrage costs improved by $0.2 million over the same period in 2006.

Operating expenses in the first quarter of 2007 increased by approximately $1.4 million from 2006. This increase was primarily due to higher maintenance activities. Administrative expenses rose from $1.7 million in 2006 to $1.9 million in 2007.

As a result of the foregoing, Westshore's earnings before depreciation and income taxes decreased to $18.6 million for the first quarter of 2007 compared to $21.8 million for the same period in 2006.

The fund has not provided for income taxes in 2007 as the income of the Fund is distributed to and taxed in the hands of unitholders.

Labour

Labour agreements with all three locals of the International Longshore and Warehouse Union (the longshoremen, foremen and clerical workers) expired on January 31, 2007. Negotiations are underway with all three union locals. Notice to bargain has been received from all three union locals. Negotiations are underway with the longshoremen and clerical workers. Negotiations with the foremen will commence upon conclusion of these negotiations.

Contract Rate Review

Under the contract that governs coal from the Elkview mine (the "Elkview Contract"), the Coal Partnership gave notice on September 30, 2004 requesting a review of the loading rate, with a view to changing the rate effective April 1, 2005. The matter was heard before an arbitrator, as provided for in the Elkview Contract, and a decision was made in favour of Westshore in July 2006 confirming that there would be no changes to the formula for determining the loading rate which will remain in effect through the end of the contract term on March 31, 2010. The Supreme Court of British Columbia granted the Coal Partnership leave to appeal the arbitrator's decision to the Supreme Court of British Columbia. Westshore has appealed that decision, and its appeal is expected to be heard later in 2007.

In late August 2006, the Coal Partnership sent notice to Westshore requesting a review of the charges under the Port Services Contract that governs coal from the Fording River, Greenhills and Coal Mountain mines, effective April 1, 2007. Negotiations concerning the possibility of a change in rate have commenced, as is provided for under the agreement. If negotiations are unsuccessful, the matter would be determined by arbitration, likely to be held in late 2007 or 2008.

Capital Project

Westshore is proceeding with its capital upgrade to its existing equipment previously announced. The cost of the upgrade is anticipated to be approximately $45 million (in 2006 dollars), subject to confirmation upon receipt of bids, and will take approximately two years to complete. Funding for the capital upgrade has been provided through a $20 million rights offering to unitholders and $20 million private placement which was completed in March 2007. The balance of the funds required will be sourced from Westshore's cash on hand.

Distribution Reinvestment Plan

On April 5, 2007 the Fund announced a distribution reinvestment plan (the "Plan"). Under the Plan, Canadian resident Unitholders will be able to designate that all or a portion of the quarterly distributions payable on their Fund Units be applied towards the purchase of existing Fund Units through the facilities of the Toronto Stock Exchange at prevailing market prices. No additional units will be issued from treasury under the Plan. The first distribution to which the Plan will be applicable will be the distribution declared at the end of the quarter ending June 30, 2007. Unitholders should contact their brokers or Computershare Investor Services Inc. if they wish to participate in the Plan. Additional information on the Plan is also available on the Fund's website at www.westshore.com.

Currency Fluctuations

Since April 1, 2003, the loading rates under most of Westshore's long-term handling contracts have depended in whole or in part on the Canadian dollar price realized for coal handled by Westshore. Since the contract price for the coal is set in U.S. dollars, the exchange rate affects the Canadian dollar price and Westshore's loading rate. To mitigate the resulting risk, Westshore has engaged in periodic hedging activities. In view of the continuing changes in the value of the Canadian dollar relative to the US dollar, the exposure of Westshore's revenues to such uncertainty and the amount of US dollar pricing-based revenue that Westshore is currently experiencing, Westshore has adopted a flexible policy under which it expects to hedge at the end of each year a portion of its anticipated US dollar related revenues for the coming year, based on the annual budget. Westshore will then continue to review the need and opportunity for additional future hedging in respect of a portion of its revenue.

In the financial statements, the effect of currency fluctuations is shown as affecting coal loading revenues before taking into account the effect of hedging activities, the financial effect of which is accounted for as other revenue. As stated in the audited consolidated financial statements of the Fund for the year ending December 31, 2006, because Westshore's hedging transactions do not qualify for "hedge accounting", the value of Westshore's forward exchange contracts must be "marked to market" at each period end. On this basis, other revenue for the three months ended March 31, 2007 was reduced by a $1.3 million decrease in unrealized gains on forward exchange contracts, compared to a reduction in unrealized gains of $1.7 million for the first quarter in 2006. Unrealized hedging gains or losses are non-cash items. The cash effect of the hedging activities is recognized in other revenue as the forward exchange contracts mature. For the first quarter of 2007, other revenue included a realized gain of $1.5 million compared to a realized gain of $1.6 million for the first quarter of 2006.

Liquidity and Capital Resources

The Fund is obliged to distribute to Unitholders its cash inflows less administrative costs of the Fund (and amounts, if any, which may be paid in connection with any cash redemption of units). The Fund has no fixed distribution requirements, distributions being solely a function of amounts received by the Fund. Because the Fund's investment in Westshore is of a passive nature, it is not anticipated that the Fund will require significant capital resources to maintain its investment in Westshore on an ongoing basis. Westshore's facility is a mature facility which does not require additional periodic replacements of equipment. The cost of ongoing maintenance and refurbishment of the equipment is well within Westshore's financial capacity based solely on revenues less expenses without any need for financing. The current equipment addition and upgrade is being funded almost entirely from equity, which will avoid any liquidity concerns with debt service. As a result, the Fund does not anticipate any liquidity concerns with the ongoing operations of Westshore.

Westshore has in place with a Canadian chartered bank a $1 million secured operating facility which, if required, can be utilized to meet working capital requirements. This facility was not used during the first quarter and remained undrawn at March 31, 2007. Westshore's distribution policy involves leaving sufficient earnings before depreciation and unrealized gains or losses on forward exchange contracts to cover cash requirements such as capital expenditures and special pension contributions.

Quarterly Distributions

On April 15, 2007, the Fund distributed $16,706,254 ($0.225 per unit) in cash for the first quarter of 2007 to Unitholders of record on March 31, 2007 as compared with $20,410,522 (representing $0.29 per unit) in cash for the first quarter of 2006. In addition, the Fund announced a special distribution of $0.035 per trust unit ($2,599,000) payable on or before April 15, 2007 to unitholders of record on March 31, 2007. This represents a portion of the discrepancy between taxable income allocated to unitholders for 2006 and cash distributions in that year, which resulted principally from a combination of better than expected performance and a number of year end adjustments.

Distributable Cash

References to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Cash available for distribution is a useful financial measure as an indication of the Fund's ability to make distributions. It is also a measure generally used by income funds in Canada as an indicator of financial performance. As one of the factors that may be considered relevant by investors is the cash available to be distributed by the Fund relative to the price of the Units, the Fund believes that distributable cash is a useful supplemental measure that may assist investors to assess an investment in Units. The Fund's method of determining cash available for distribution is derived from cash flows from operations (a measure recognized under GAAP).

The distributable cash of the Fund is solely comprised of distributions from Westshore which are impacted by the operating results of Westshore. A comparison of the operating results to cash distributions paid is as follows:

Distributable Cash Reconciliation

	(In thousands of dollars)	3 months ended March 31	
		2007	**2006**
A	Cash flows from operating activities (distributable cash)	**$ 18,303**	$ 20,803
B	Net income excluding non-cash items	**19,741**	23,577
C	Actual cash distributions paid	**19,305(1)**	20,410
D	Excess (shortfall) of cash flows from operating activities over cash distributions paid (A-C)	**(1,002)**	(392)
E	Excess of net income excluding non-cash items over cash distributions paid (B-C)	**436(2)**	3,166(2)

(1) Includes special distribution of $0.035 per unit related to year-end adjustments. Resulting shortfall of cash flows from operating activities offsets excess of cash flows at year-end as outlined in Annual Report.

(2) Net income excluding non-cash items is cash flow from operating activities adding back non-cash working capital changes. This measure is generally expected to exceed cash distributions paid as cash is required for such items as regular capital expenditures and discharge of previously accrued liabilities.

Change in Accounting Policies

The Canadian Institute of Chartered Accountants issued new accounting rules on financial instruments, hedges and comprehensive earnings that will require the Fund to account for derivatives and financial assets held for trading or available for sale at fair values. Loans, receivables and investments held to maturity will be measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset liability.

Other comprehensive earnings is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive earnings. Comprehensive earnings are the sum of earnings for the period plus other comprehensive earnings.

The new rules do not have a significant impact on the Fund's financial statements.

Outlook

The Fund's cash inflows are entirely dependent on Westshore's operating results and are significantly influenced by four variables: the volume of coal shipped through the Terminal; the US dollar denominated price received by Westshore's customers for that coal; the Canadian-US dollar exchange rate; and Westshore's operating and administrative costs.

Critical to Westshore's ongoing success will be the ability of the Coal Partnership to maintain and increase its export volumes while competing with other suppliers for sales worldwide. Based on information currently available, Westshore anticipates approximately similar throughput volume levels in 2007 as 2006 at lower average loading rates.

As announced in the Fording Canadian Coal Trust news releases on March 21, 2007 and April 23, 2007, the Coal Partnership has achieved sufficient settlements to indicate that its average price for coal sales in the period April 1, 2007 to March 31, 2008 is expected to be approximately US$91 per tonne. This represents a reduction of approximately 15% from the US dollar prices realized by the Coal Partnership for the coal year ending March 31, 2007. These prices represent sales for all products, not only those exported through Westshore. These prices indicate that Westshore's loading rate for tonnage shipped at a variable rate, and hence its average loading rate, for the 2007/08 coal year will be lower than for the 2006/07 coal year.

For 2007 and based on current tonnage estimates as of the date of this report, tonnages shipped at fixed rates are expected to account for approximately 22% of the Terminal's throughput; tonnages shipped at variable rates but subject to a cap, in effect for this year, are expected to account for approximately 34% of throughput; and finally, tonnages shipped at full variable rates are expected to account for approximately 44% of throughput at the Terminal.

Because of a combination of possible variations in tonnage, the US dollar denominated coal price and exchange rates, it is not possible for the Fund to predict accurately the level of its distributions for 2007. The distribution for the first quarter was based on performance in that quarter, which was affected by adverse weather conditions but had the benefit of the 2006/07 coal year pricing. On that basis, the first quarter distribution was $0.225 per unit. Results in subsequent quarters will determine the level of distributions, either positively or negatively. If distributions for the calendar year 2007 exceed $1.035 per unit, incentive fees will be payable by Westshore to the Manager under the Management Agreement, as was the case in 2006.

There are many variables that will affect Westshore's earnings and the Fund's distributions in 2007, most of which are outside the control of Westshore or the Fund. The Fund has assessed the likely sensitivity of its distributions, in respect of the twelve months of 2007 as a whole, to changes in tonnage shipped, the US dollar coal price and the US/Canadian dollar exchange rate. Sensitivities for any other period would depend upon assumptions that are considered appropriate and relevant at such time(s).

The following sensitivities reflect the impact on the remaining three quarters of 2007 and are based on existing contract provisions, assumed aggregate tonnage for 2007 of 19.0 million tones, US dollar coal price assumption of US$91 per tonne and exchange rates of US$0.87 per CDN$1.00:

- for every 1,000,000 tonnes difference in throughput, the effect on distributions by the Fund is expected to be approximately 6¢ per unit;

- for every US$5.00 change in the US dollar denominated coal price received by the Elk Valley Coal Partnership, the effect on distributions by the Fund is expected to be approximately 5¢ per unit; and

- for every US$0.01 change in the value of the Canadian dollar, the effect on distributions by the Fund is expected to be approximately 1¢ per unit.

The foregoing sensitivities factor in the anticipated effects of Westshore's hedges currently in place but not the effect of any incentive fee if distributions should exceed $1.035 per unit.

Forward-looking Statements

The foregoing statements concerning tonnages, coal prices, exchange rates, loading rates and variability of distributions are forward-looking statements but reflect the current expectations of the Fund and Westshore with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties outlined in the Fund's Annual Information Form that could cause actual performance or results to differ materially from those reflected in the forward-looking statements, historical results or current expectations.

All forward-looking statements will be impacted by and are subject to the risks set out under Risk Factors in the Fund's Annual Information Form.

Additional Information

Additional information relating to the Fund, including the Fund's latest Annual Report and Annual Information Form, are available on SEDAR at www.sedar.com and on Westshore's website at www.westshore.com.

On behalf of the Trustees,

William W. Stinson
Chairman
May 4, 2007

The enclosed financial statements have not been reviewed by the Fund's or Westshore's auditors.

Consolidated Statements of Earnings and Cumulative Earnings

(in thousands of dollars, except per unit amounts)

	Three months ended March 31 $	
	2007	**2006**
	(Unaudited)	(Unaudited)
REVENUE		
Coal	36,553	38,463
Other	1,058	858
	37,611	39,321
EXPENSES		
Operating	17,113	15,739
Administrative	1,947	1,739
	19,060	17,478
Earnings before depreciation	18,551	21,843
Depreciation	5,553	5,405
Net earnings for the period	12,998	16,438
Cumulative earnings - Beginning of period	436,099	370,356
Cumulative earnings - End of period	449,097	386,794
Basic and diluted earnings per trust unit	0.175	0.234
Weighted average number of trust units outstanding	**74,250,016**	70,381,111

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Three months ended March 31 $	
	2007	**2006**
	(Unaudited)	(Unaudited)
Cash flows from operating activities		
Net earnings for the period	12,998	16,438
Items not affecting cash		
Unrealized losses on forward exchange contracts	1,329	1,725
Depreciation	5,553	5,405
Increase (decrease) in deferred employee future benefits costs	(139)	309
	19,741	23,577
Decrease in non-cash working capital	(1,438)	(3,074)
	18,303	20,803
Cash flows from financing activities		
Distributions paid to unitholders	(23,578)	(27,097)
Issuance of units, net of share issuance costs	40,430	-
	16,852	(27,097)
Cash flows from investing activities		
Additions to plant and equipment	(948)	(1,227)
	(948)	(1,227)
Increase (decrease) in cash and cash equivalents	34,207	(7,521)
Cash and cash equivalents - Beginning of period	34,555	39,904
Cash and cash equivalents - End of period	68,762	32,383
Supplemental cash flow information		
Cash received for interest	380	233
Income taxes paid	-	570

Consolidated Balance Sheets

(in thousands of dollars)

	March 31, 2007 $	December 31, 2006 $
	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash and cash equivalents	68,762	34,555
Accounts receivable	12,839	15,211
Inventories	5,932	6,102
Prepaid expenses	3,023	3,975
Other assets	517	1,845
	91,073	61,688
Plant and equipment		
At cost	467,779	466,831
Accumulated depreciation	(347,758)	(342,205)
	120,021	124,626
Employee future benefits	20,493	19,907
Goodwill	365,541	365,541
	597,128	571,762
LIABILITIES & UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	12,436	17,367
Distribution payable to unitholders	19,305	23,578
	31,741	40,945
Employee future benefits	**18,207**	**17,760**
	49,948	58,705
Unitholders' equity		
Capital contributions	704,032	663,602
Cumulative earnings	449,097	436,099
Cumulative distributions declared	(605,949)	(586,644)
	547,180	513,057
	597,128	571,762

Notes to Financial Statements

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements and notes included in the Fund's Annual Report for the year ended December 31, 2006. These interim financial statements have not been audited or reviewed by external auditors.

2. Significant accounting policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as set out in Note 2 of the Fund's annual financial statements for the year ended December 31, 2006.

3. Financial Instruments

Effective January 1, 2007, the Fund adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants for financial instruments, hedges and comprehensive earnings. The recommendations required the Fund to account for derivatives and financial assets held for trading or available for sale at fair values. Loans, receivables and investments held to maturity are measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive earnings is the method used to record revenue, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive earnings. Comprehensive earnings are the sum of earnings (loss) for the period plus other comprehensive earnings (loss).

The new rules do not have a significant impact on the Fund's financial statements.

4. Employee future benefits

	Three months ended March 31	
	2007	**2006**
	(Unaudited)	(Unaudited)
Pension plan benefits	$ (586)	$ (255)
Other retirement and post-employment benefits	447	564
Employee future benefits expense	$ (139)	$ 309

Corporate Office

Westshore Terminals Income Fund
1800 – 1067 West Cordova Street
Vancouver, British Columbia V6C 1C7
Telephone: 604.488.5295 Facsimile: 604.687.2601
www.westshore.com